FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com
	June 12, 2009	WRITER’S DIRECT LINE 414.297.5668 rryba@foley.com EMAIL
VIA EDGAR AND FEDERAL EXPRESS		CLIENT/MATTER NUMBER 044741-0103

Mr. Jeffrey P. Riedler
Assistant Director Mail Stop 4720
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	National Research Corporation Registration Statement on Form S-3 (Reg. No. 333-159370)

Dear Mr. Riedler:

        On behalf of our client, National Research Corporation, a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 2, 2009 (the “Comment Letter”), with respect to the above-referenced filing (the “Registration Statement”). The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).

        Enclosed with the Federal Expressed copies of this response letter please find a copy of Amendment No. 1 to the Registration Statement, which was filed today via EDGAR with the Commission. The copy is marked to show the changes made from the original the Registration Statement filed with the Commission on May 20, 2009.

General

1.	It does not appear that you are eligible to conduct a primary offering on Form S·3 under General Instruction I.B.1. Please supplementally provide us with your analysis that supports your apparent conclusion that this transaction is appropriately characterized as a secondary transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	the length of time each selling shareholder has held the shares;

•	the circumstances under which each selling shareholder received the shares;

•	the relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder isan affiliate of the company;

•	any relationships among the selling shareholders;

•	the amount of shares involved; and

BOSTON BRUSSELS CENTURY CITY CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR	SAN FRANCISCO SHANGHAI SILICON VALLEY TALLAHASSEE TAMPA	TOKYO WASHINGTON, D.C.

Mr. Jeffrey P. Riedler
June 12, 2009

•	whether or not any of the selling shareholders is in the business of buying and selling securities.

Please include in this analysis your determination as to whether Michael Hays is an underwriter. See Securities Act Rules Compliance and Disclosure Interpretation Question 612.09.

        The Company hereby respectfully advises the Staff that it has determined that the resale of up to 1,500,000 shares of its common stock by the selling shareholders included in the Registration Statement (the “Selling Shareholders”) is a “secondary” offering appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Rule 415(a)(1)(i) permits issuers to register securities for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to “[s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” The Registration Statement pertains only to such securities.

        A. The Registered Shares are Not Being Offered or Sold “By” the Company.

        The Company respectfully advises the Staff that the shares being registered in the Registration Statement will not be offered or sold “by” the Company. The prospectus in the Registration Statement indicates on page 1 that it relates solely to sales by “the shareholders named in this prospectus under the heading “Selling Shareholders,” or their donees.” The Selling Shareholders are the following:

Michael D. Hays	Makayla L. Hunt Irrevocable Trust dated December 30, 2008
Foundation for Tomorrow (f/k/a Hays Family Foundation)	Andrew C. Hunt Irrevocable Trust dated December 30, 2008
Thomas Hays Irrevocable Trust dated December 28, 1999	Tyler J. Vanderzee Irrevocable Trust dated December 30, 2008
Mark Oliver Irrevocable Trust dated December 28, 1999	Nicole J. Requena Irrevocable Trust dated December 30, 2008
Cynthe Oliver Irrevocable Trust dated December 28, 1999	Hannah L. McMahon Irrevocable Trust dated December 30, 2008
Scott Oliver Irrevocable Trust dated December 28, 1999	Morgan P. McMahon Irrevocable Trust dated December 30, 2008
Ashley E. Rinaker Trust dated March 31, 2005	Kailey P. Rinaker Irrevocable Trust dated January 23, 2009
Ian G. Rinaker Trust dated June 2, 2005	Ian G. Rinaker Irrevocable Trust dated January 23, 2009
Kailey P. Rinaker Trust dated June 2, 2005	Elissa C.G. Hunt Irrevocable Trust dated January 23, 2009
Elissa C.G. Hunt Trust dated June 12, 2007

None of the Selling Shareholders is the Company, a subsidiary of the Company or a person of which the Company is a subsidiary. Accordingly, the offers and sales being registered in the Registration Statement will not, on their face, be “by” the Company or such other entities. Although Mr. Hays is the President and Chief Executive Officer and a director of the Company, he is not an “alter ego” of the Company for these purposes. Mr. Hays, rather than the Company, will receive all of the proceeds of any resales by Mr. Hays pursuant to the Registration Statement. Moreover, although Mr. Hays owns more than a majority of the Company’s outstanding common stock, he is only one of the Company’s approximately 500 (as of March 31, 2009) beneficial shareholders.

Mr. Jeffrey P. Riedler
June 12, 2009

        B. The Registered Shares are Not Being Offered or Sold “on Behalf of” the Company.

        Since the offers and sales contemplated by the Registration Statement will not be “by” the Company, whether they meet the requirements of Rule 415(a)(1)(i) depends on whether such offers and sales will be “on behalf of” the Company, a subsidiary of the Company or a person of which the Company is a subsidiary. The Division of Corporation Finance Securities Act Forms Compliance and Disclosure Interpretation (“C&DI”) Question 612.09 defines this analysis as follows:

It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer . . . . The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

The Company believes that an analysis of these factors in the context of the offers and sales contemplated by the Registration Statement, as set forth in more detail below, indicates that such offering is appropriately characterized as a secondary offering and, therefore, is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

(1) and (2) The Length of Time Each Selling Shareholder Has Held the Shares, and the Circumstances Under Which Each Selling Shareholder Received the Shares.

        Mr. Hays founded the Company as a Nebraska corporation in March 1981 (over 28 years ago) and the Company was reincorporated in Wisconsin in 1997 (12 years ago) in connection with its initial public offering. All of the shares of Company common stock that Mr. Hays owns were acquired by him in connection with the 1981 formation of the Company (and its 1997 reincorporation), except as follows: (a) 29,600 shares were acquired in 1998 in open market purchases, (b) 45,517 shares were acquired in a 2007 private purchase from another executive of the Company and (c) a net of 30,866 shares were acquired in the 2008 exercise of stock options he had received for services provided to the Company under effective S-8 registration statements (Mr. Hays is also deemed to beneficially own 18,298 shares under outstanding stock options that are exercisable within 60 days). Subsequent to the acquisitions noted above, Mr. Hays gifted certain of these post-formation of the Company acquired shares to the other Selling Shareholders, thereby reducing the original number of shares noted above that he retains today. Based on the foregoing, Mr. Hays has held more than 97.4% of the shares of Company common stock that he beneficially owns since the 1981 formation of the Company (and its reincorporation in 1997). Assuming that all of the shares that Mr. Hays has acquired since that time were being registered for resale by him in the Registration Statement (which they are not since some have been gifted), they still would only constitute less than 7% of the shares being registered for resale by Mr. Hays.

Mr. Jeffrey P. Riedler
June 12, 2009

        The dates on which the other Selling Shareholders acquired the shares being registered for resale by them are indicated in Appendix A to this letter. The shares held by the other Selling Shareholders consist entirely of shares that Mr. Hays donated to them for no consideration. Except for approximately 5,800 shares, all such shares donated by Mr. Hays to the other Selling Shareholders to date have been held by Mr. Hays since the 1981 formation of the Company (and its 1997 reincorporation) or 1998 or were acquired by Mr. Hays under effective S-8 registration statements. Since these Selling Shareholders received their shares by bona fide gift from Mr. Hays, for purposes of determining whether they are underwriters, the Selling Shareholders’ holding period for the shares should include Mr. Hays’ holding period. See Rule 144(d)(3)(v) (providing that “[s]ecurities acquired from an affiliate of the issuer by gift shall be deemed to have been acquired by the donee when they were acquired by the donor”). The extensive holding periods for the shares being registered and/or the fact that they were acquired by the donor under effective S-8 registration statements indicate that the Selling Shareholders have not acquired such shares from the Company with a view to distribution.

(3) The Relationship of Each Selling Shareholder with the Company, Including an Analysis of Whether the Selling Shareholder is an Affiliate of the Company.

        The Company has no relationship with any of the Selling Shareholders except Mr. Hays. In particular, the Company’s relationship with all of the Selling Shareholders is not an underwriting relationship. The length of the holding periods and circumstances under which the shares were acquired described above indicate that, unlike in an underwriting arrangement, the shares were not acquired with a view to distribution. The Selling Shareholders, moreover, plan to sell shares into the market without collecting a finder’s fee, commission or other payment from the Company, and the Company will not receive any proceeds from such sales. Further distinguishing the Selling Shareholders’ arrangements from a traditional underwriting arrangement, none of the Selling Shareholders’ acquisitions of shares covered by the Registration Statement were conditioned on the prior effectiveness of a registration statement or otherwise on the Selling Shareholders’ ability to resell the underlying shares.

        As the President and Chief Executive Officer and a director of the Company, Mr. Hays may be deemed an affiliate of the Company. In addition, Mr. Hays beneficially owns 4,842,757 shares (including 500,000 shares Mr. Hays transferred to the Michael D. Hays 2009 Two-Year GRAT Agreement on March 31, 2009, all or a portion of which will be returned to Mr. Hays over the next two years), which represent approximately 72.7% of the Company’s outstanding common stock. C&DI Question 216.14 indicates, however, that “secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.” As discussed above, none of the Selling Shareholders is acting as an underwriter or otherwise on behalf of the Company.

        None of the other Selling Shareholders is an affiliate of the Company.

(4) Any Relationships Among the Selling Shareholders.

        The Selling Shareholders, other than Mr. Hays, are trusts established by Mr. Hays to benefit certain family members. The same individual is trustee for eight of the Selling Shareholders (Thomas Hays Irrevocable Trust dated December 28, 1999, Mark Oliver Irrevocable Trust dated December 28, 1999, Cynthe Oliver Irrevocable Trust dated December 28, 1999, Scott Oliver Irrevocable Trust dated December 28, 1999, Ashley E. Rinaker Trust dated March 31, 2005, Ian G. Rinaker Trust dated June 2, 2005, Kailey P. Rinaker Trust dated June 2, 2005 and Elissa C.G. Hunt Trust dated June 12, 2007), while a professional asset manager serves as trustee for nine of the Selling Shareholders (Makayla L. Hunt Irrevocable Trust dated December 30, 2008, Andrew C. Hunt Irrevocable Trust dated December 30, 2008, Tyler J. Vanderzee Irrevocable Trust dated December 30, 2008, Nicole J. Requena Irrevocable Trust dated December 30, 2008, Hannah L. McMahon Irrevocable Trust dated December 30, 2008, Morgan P. McMahon Irrevocable Trust dated December 30, 2008, Kailey P. Rinaker Irrevocable Trust dated January 23, 2009, Ian G. Rinaker Irrevocable Trust dated January 23, 2009 and Elissa C.G. Hunt Irrevocable Trust dated January 23, 2009). The Foundation for Tomorrow (f/k/a Hays Family Foundation) has a separate board of trustees which does not include Mr. Hays or the trustees of the other Selling Shareholders.

Mr. Jeffrey P. Riedler
June 12, 2009

        None of these relationships resemble traditional underwriting arrangements, and there are no other relationships among the Selling Shareholders.

(5) The Amount of Shares Involved.

        As filed, the Registration Statement would permit the Selling Shareholders to resell up to 1,500,000 shares of the Company’s common stock, an amount equal to approximately 22.5% of the Company’s outstanding common stock as of May 8, 2009. Of the shares being registered, Mr. Hays, the only affiliate of the Company among the Selling Shareholders, owns 1,387,511, which is approximately 20.8% of the Company’s outstanding common stock as of May 8, 2009. Resales by the Selling Shareholders will not have a dilutive effect on the Company’s common stock because all of the shares being registered on the Registration Statement are currently outstanding.

(6) Whetheror Not Any of the Selling Shareholders Is In the Business of Buying and Selling Securities.

        Other than Mr. Hays, none of the Selling Shareholders has ever purchased a security of the Company or any other entity. The Selling Shareholders, other than Mr. Hays, are trusts established by Mr. Hays to benefit certain family members. Mr. Hays’ primary occupation is President and Chief Executive Officer of the Company. While he may buy or sell securities as personal investments, he is not in the business of buying and selling securities.

        Based on the foregoing analysis, the Company does not believe that the Selling Shareholders are underwriters and, accordingly, maintains that the offering described in the Registration Statement is a secondary offering.

Selling Shareholders, page 9

2.	You state that Michael Hays acquired the shares being offered in a direct purchase from the company and donated the shares held by the other selling shareholders listed in the table to the selling shareholders from the shares he acquired. Please revise your disclosure to include a discussion of the transaction(s) in which Michael Hays acquired all the shares being registered for resale and the date(s) on which he donated the shares to the other selling shareholders.

Mr. Jeffrey P. Riedler
June 12, 2009

        The Registration Statement has been revised in response to the Staff’s comment.

*       *       *       *

        In addition to the revisions noted above, certain other changes have been made to the Registration Statement, all of which are noted in the Federal Expressed copies of Amendment No. 1 to the Registration Statement submitted herewith. The Company believes all such changes are conforming or clarifying changes or changes of a nonsubstantive nature.

        If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5668.

Very truly yours, /s/ Russell E. Ryba Russell E. Ryba

Enclosures (with Federal Express Copies)

cc:	Jennifer Riegel U.S. Securities and Exchange Commission Michael D. Hays Patrick E. Beans National Research Corporation Benjamin F. Garmer, III Joshua A. Agen Foley & Lardner LLP

Appendix A

Selling Shareholder Acquisition Dates

Selling Shareholder	Shares of Common Stock Being Offered	Shares Held Since
Foundation for Tomorrow (f/k/a Hays Family Foundation)	26,310	December 31, 2008
Thomas Hays Irrevocable Trust dated December 28, 1999	1,250	March 4, 2009
	415	December 29, 2008
	354	August 1, 2008
	465	August 1, 2007
	500	August 2, 2006
	670	August 1, 2005
	665	August 2, 2004
	910	August 1, 2003
	1,555	August 1, 2002
	1,092	August 1, 2001
	608	August 1, 2001
	1,820	October 4, 2000
	2,807	December 23, 1999
	(2,025)	Previously sold
Mark Oliver Irrevocable Trust dated December 28, 1999	1,250	March 4, 2009
	415	December 29, 2008
	370	September 19, 2008
	473	September 20, 2007
	475	September 20, 2006
	700	September 20, 2005
	696	September 20, 2004
	830	September 22, 2003
	1,279	December 19, 2002
	1,735	September 20, 2001
	174	October 4, 2000
	1,646	October 4, 2000
	2,807	December 23, 1999

Selling Shareholder	Shares of Common Stock Being Offered	Shares Held Since

Cynthe Oliver Irrevocable Trust dated December 28, 1999	1,250	March 4, 2009
	415	December 29, 2008
	419	November 14, 2008
	432	November 14, 2007
	500	November 15, 2006
	635	November 14, 2005
	675	November 15, 2004
	725	November 17, 2003
	1,279	December 19, 2002
	1,900	November 14, 2001
	1,598	November 14, 2000
	714	November 14, 2000
	2,807	December 23, 1999
Scott Oliver Irrevocable Trust dated December 28, 1999	1,250	March 4, 2009
	830	December 29, 2008
	460	December 27, 2007
	529	December 27, 2006
	650	December 23, 2005
	715	December 27, 2004
	700	December 29, 2003
	1,279	December 19, 2002
	1,427	December 27, 2001
	1,852	December 22, 2000
	943	December 22, 2000
	2,807	December 23, 1999
Ashley E. Rinaker Trust dated March 31, 2005	415	December 29, 2008
	382	June 3, 2008
	460	June 5, 2007
	535	June 6, 2006
	678	July 29, 2005
Ian G. Rinaker Trust dated June 2, 2005	415	December 29, 2008
	455	March 11, 2008
	540	March 12, 2007
	575	March 13, 2006
	678	July 29, 2005

Selling Shareholder	Shares of Common Stock Being Offered	Shares Held Since

Kailey P. Rinaker Trust dated June 2, 2005	415	December 29, 2008
	477	January 22, 2008
	495	January 22, 2007
	670	January 23, 2006
	678	July 29, 2005
Elissa C.G. Hunt Trust dated June 12, 2007	415	December 29, 2008
	459	March 24, 2008
	460	July 17, 2007
Makayla L. Hunt Irrevocable Trust dated December 30, 2008	1,250	March 4, 2009
	876	December 31, 2008
Andrew C. Hunt Irrevocable Trust dated December 30, 2008	1,250	March 4, 2009
	876	December 31, 2008
Tyler J. Vanderzee Irrevocable Trust dated December 30, 2008	5,056	March 9, 2009
	693	March 4, 2009
	557	March 4, 2009
	876	December 31, 2008
Nicole J. Requena Irrevocable Trust dated December 30, 2008	5,056	March 9, 2009
	458	February 20, 2009
	51	February 20, 2009
	557	February 20, 2009
	876	December 31, 2008
Hannah L. McMahon Irrevocable Trust dated December 30, 2008	1,250	March 4, 2009
	876	December 31, 2008
Morgan P. McMahon Irrevocable Trust dated December 30, 2008	1,250	March 4, 2009
	876	December 31, 2008
Kailey P. Rinaker Irrevocable Trust dated January 23, 2009	1,066	February 20, 2009
Ian G. Rinaker Irrevocable Trust dated January 23, 2009	1,250	March 4, 2009
Elissa C.G. Hunt Irrevocable Trust dated January 23, 2009	1,250	March 4, 2009